Exhibit 3.1

Amendments to the Company’s Amended and Restated Bylaws

Section 3.3 of the Bylaws is hereby amended and restated to read in its entirety as follows:

“Qualification.  The Chairman and the Vice Chairman need not be officers of the corporation.   The Chief Executive Officer need not be a director. No officer need be a stockholder.  Any two or more offices may be held by the same person.”

Section 3.7 of the Bylaws is hereby amended and restated to read in its entirety as follows:

“Chairman of the Board and Vice Chairman of the Board.  If the Board of Directors appoints a Chairman of the Board, he shall, when present, preside at all meetings of the stockholders and the Board of Directors.  He shall perform such duties and possess such powers as are usually vested in the office of the Chairman of the Board or as may be vested in him by the Board of Directors.  If the Board of Directors appoints a Vice Chairman of the Board, he shall, in the absence or disability of the Chairman of the Board, perform the duties and exercise the powers of the Chairman of the Board and shall perform such other duties and possess such other powers as may from time to time be vested in him by the Board of Directors.”